

Investor Presentation

16 October 2025

homestolife

The Global Sofa Specialist since 1976

homestolife

FORWARD LOOKING STATEMENTS

This presentation may include forward-looking statements. Any statements contained herein regarding the HomesToLife Ltd ("HTLM")'s strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as "achieve," "forecast," "plan," "propose," "strategy," "envision," "hope," "will," "continue," "potential," "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this presentation that are not based upon historical fact are forward-looking statements and represent HTLM's best judgment as to what may occur in the future.

Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the "Item 3. Key Information—D. Risk Factors" section contained in HTLM's 20-F as filed with the Securities and Exchange Commission on April 7, 2025, as amended on April 10, 2025. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time-to-time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the HTLM's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should carefully read the factors described in the "Item 3. Key Information—D. Risk Factors" section of HTLM's 20-F to better understand the risks and uncertainties inherent in its business and industry, and underlying any forward-looking statements. Except where required by law, HTLM assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

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Our Management Team



Phua Yong Pin
Chairman

Phua Yong Pin is the Chairman and a director of the Company, with over 50 years of furniture industry experience. He oversees the Group's overall management, M&A and corporate/commercial transaction matters, and is responsible for overseeing the PRC-based manufacturing and retail operations of HTL Group.



Phua Yong Tat
Vice-Chairman

Phua Yong Tat is Vice-Chairman and a director of the Company. With over 50 years of furniture industry experience, Mr. Phua oversees the HTL Group's the general corporate strategy and brand promotion management and business expansion, and is responsible for the business, product development, product design, marketing and sales of the HTL Group.



Phua Mei Ming
Chief Executive Officer

Phua Mei Ming is the Chief Executive Officer of the Company. She brings with her over 25 years of experience in the furniture industry, and a wealth of expertise through having served in various roles in the Company. Her strategic vision and adept leadership have contributed to the Company's growth, driving sales and fostering organizational development.



Chew Kwang Yong
Chief Financial Officer

Chew Kwang Yong is the Chief Financial Officer of the Company. Mr. Chew is also a director of several HTL Group companies and other companies including but not limited to X-INVESTMENT PTE. LTD., HMB PTE. LTD., LANDMARK INVESTMENT PTE. LTD. and SUMMER CAPITAL PTE. LTD. Mr. Chew has over 27 years of experience in financial management and audit.

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Our Vision: *"Quality furniture for every home"*

HomesToLife Ltd (Nasdaq: HTLM) is a global furniture company with two core divisions: a Consumer Retail Division with direct operations in Singapore and Korea, and a Wholesale & Trade Division.

Leveraging more than 50 years of heritage built by its founders, HTLM combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Vietnam, and India.

In May 2025, HTLM strengthened its design, product development and merchandising function through the acquisition of HTL Marketing.

HTLM is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.



Phua Mei Ming
Chief Executive Officer
HomesToLife Ltd



Global Sales & Network

>5,000 point of sales

1H 2025 Revenue

US$181m



United Kingdom
France
South Korea
Japan
SINGAPORE HQ
Australia

EUROPE
61%

ASIA PACIFIC
27%

NORTH AMERICA
12%

US$76B Global Upholstery Market

- Global upholstery market remains resilient, with consumption holding steady **at more than ~US$70 billion across last 4 years** underpinned by long-term lifestyle and demographic trends.
- **Asia Pacific is the primary growth engine, accounting for around 37% of the global market**, making it the engine of future expansion.

Figure 1 World Consumption of upholstered furniture 2015-2024 Current US$ billion


90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
64.8
66.4
70.3
73.9
70.3
66.8
81.3
79.4
73.9
76.2
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: CSIL
Note: Consumption means apparent consumption at production prices, excluding markup

Source: CSIL 2025 Global Furniture Report, June 2025

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Rising Global Import Reliance


The opening of the world upholstered furniture market, 2019-2024. Imports/consumption ratios
50%
40%
30%
20%
10%
0%
34.3%
36.1%
39.5%
39.9%
37.1%
38.4%
2019
2020
2021
2022
2023
2024


Share of Global Imports %
35%
46%
12%
1%
2%
5%
North America (US + Canada)
Europe (total)
Asia Pacific (ex-India)
India
Middle East&Africa
Others

Source: CSIL 2025 Global Furniture Report, June 2025

Growing Reliance on Imports vs Domestic Production: Global import penetration (import/consumption) has increased from **34.3% in 2019 to 38.4% in 2024**, underscoring the market's rising dependence on imported upholstered furniture rather than domestic production.

The **US$29 billion** global upholstered-furniture import market is led by **Europe (46%)** and **North America (35%),** followed by Asia Pacific—including **India**—at **13%** and the **Middle East/Africa (5%).**

These are all growth regions where HTL is present and continuing to gain market share.

China remains a high-consumption but low-import market, and HTLM's in-country presence positions it well to serve both domestic and international markets.

Investment Merits


Celebrate the art
of creative freedom.

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Integrated Supply Chain Solutions Provider

We are an ***integrated supply chain solutions*** *provider and brand builder, combining white-label partnerships that deliver global scale*



Design



Product Development



Sourcing & Manufacturing Partners Management



Logistics & Distribution Channel Management

HomesToLife Integrated Supply Chain Management on 3 key pillars

One Stop Shop | **Easy Buy Easy Sell** | **All Under One Roof**

Design Collaboration

Developing more than 1,500 new designs each year in partnership with international leading designers.*



Andreas Woller (Germany)



Nicol Aptel (France)



Maria Claudia Defelice (France)



Federico Visani (France)



Franz Woller (Germany)



Roberto Bendini (Italy)



Toh Chye Seng (Singapore)



Federica Francini (France)

*based on HTL Marketing's historical annual run rate

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Product Development

Commitment to product innovation and value engineering

HTLM partners with specialists to transform designs into production-ready prototypes

Creates over 700 products with 10,000 configurations* (SKUs) annually, with approximately 70% market launch rate.



Mechanism
Technology
Raw materials
e.g., Leather
Design
Factory

Consistent launch momentum allows us to meet market needs worldwide, with products introduced at international, regional, and home shows.

Figures are based on HTL Marketing's annualised product development from January to August 2025.

Sourcing & Manufacturing Partner Management













Manufacturing

Distributed sourcing across China, Vietnam, and India ensures scale and efficiency. Partners are chosen for capability, capacity, and quality.

Assembly

Fully automated key production stages for speed and precision.

Finishing

Consistent and reliable goods prepared for distribution.

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Logistics & Channel Management

Audit quality and environmental compliance

Compliance

Freight management, warehousing & distribution, seamless e2e service



Logistics

H2L

Manufacturer Management

Manufacturers are identified to meet needs based on scale, cost & efficiency considerations



Supplier Management

Raw materials delivered JIT to appointed factories

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Distribution Channel Management



Our exhibition showrooms




GALLERY

CORIUM

GALLERY

Domicil GERMANY

relaxstudio

FABBRICA GERMANY

B2B Wholesale


Domicil

B2B Brand Partners


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B2C Retail

Branded Product Offering

6 brand concepts - one for each occasion



Domicil
GERMANY

An iconic German home furnishing brand since 1978



FABBRICA
GERMANY

Immaculate style meets flamboyant sophistication.



CORIUM

A proud tradition from Tuscany



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Create your living space



relaxstudio

Redefining relaxation



GALLERY

The art of modern living

>5,000 global distribution point through these 6 brands

Mixed brand strategy for different segment in each market to maximise growth potential

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Global in Scale, Local in Service

We provide end-to-end global logistics solutions covering freight, customs, insurance, and shipping.

From factory pick-up in China, Vietnam, and India, to shared shipping with leading freight forwarders, and last-mile delivery through our regional fleet, all processes are managed on a digital platform for seamless supply chain communication."



Factory

FOB - pick-up at port. We transport directly to ports from our factories across China, Vietnam, and India.



Port

Direct carrier partnerships optimise freight buying at transparent rates without intermediaries.


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Delivering joy, one furniture at a time
www.homestolife.com

Delivery

Third-party logistics partners to provide seamless last-mile service or to customer warehouses

Financials


Celebrate the art
of creative freedom.

homestolife

Financial Highlights

- Acquired HTL Marketing Pte Ltd after IPO, transformed into an integrated furniture supply chain provider with global sales

- **1H2025 revenue highlights:** Export sales contributed to **93%** of 1H 2025 revenue, supported by strong demand in Europe and North America, with 7.7% direct sales exposure to U.S.

Historical Financial Results[1] ($m)



4.2
-1.7
FY24 Revenue
FY24 Net Profit

Proforma Financial Results[2] ($m)



156.3
5.4
180.8
10.0
1H24 Revenue
1H24 Net Profit
1H25 Revenue
1H25 Net Profit

[1] *Historical results excludes contribution from HTL Marketing Pte Ltd*

[2] *Financial results are presented on a pro forma basis to reflect the inclusion of HTL Marketing Pte Ltd (Acquisition of 100% of equity interests in HTL Marketing Pte Ltd completed on 19 May 2025)*

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Balance Sheet Highlights

(US$) As of	Dec 31, 2024	June 30, 2025
Cash & Cash Equivalents	24,860,621	20,071,387
Total Assets	118,778,025	127,053,800
Total Liabilities	108,066,570	104,950,095
Total Shareholders' Equity	10,711,455	22,103,705
Net Cash Used in Operating Activities	(11,920,640)	(11,241,457)
Cash Conversion Cycle (days)*	83	78

Mainly due to working capital movements, including a $17.3 million increase in payments to accounts payable from higher export volumes; management expects normalisation in 2H 2025

Improvement of export sales cash conversion cycle reflective of efforts to manage working capital efficiency and tighter inventory management

*Note: Figures relate to the export sales segment and reflect Accounts Receivable collection days only.

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Runway for Scalable Growth

Scale and Market Expansion

- Full-year revenue guidance of **US$340–375 million compared to US$4.2M in FY2024 due to contribution from newly acquired businesses in FY2025.**
- Widen distribution networks with Asia as a key growth driver.
- Expand into future target markets, including **India and China**.

Innovation and Technology

- Leverage technology and AI in product design and development
- Incorporating innovation that improves end user lifestyle and well being
- Create differentiated, customer-led solutions to improve speed-to-market and competitiveness.

Thank you

HomesToLife Ltd
6 Raffles Boulevard #02-01/02
Marina Square, Singapore (039594)
https://investors.homestolife.com/

Make a Difference to Inspire Life